Endeavor Pharmaceuticals, Inc.
                           127 Racine Drive, Suite 202
                        Wilmington, North Carolina 28403



                                  July 12, 2002



VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: Endeavor Pharmaceuticals, Inc. (the "Registrant") - Withdrawal of Registration Statement on Form S-1 (SEC File No. 333-87580)

Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby respectfully requests the Securities and Exchange Commission's consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-87580) (the "Registration Statement") of the Registrant.

            The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions.

            Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors. Pursuant to Rule 477(c), the Registrant hereby advises the Commission that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

            Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto." We would appreciate it if such order would be placed in SEC File No. 333-87580.

Securities & Exchange Commission
-2-


            Please do not hesitate to contact the undersigned at (910) 790-9811 or Michael L. Zuppone, Esq. of Paul, Hastings, Janofsky & Walker LLP, counsel to the Registrant at (212) 318-6906 with any questions with regard to this matter.


                                Very truly yours,

                                ENDEAVOR PHARMACEUTICALS,
                                INC.

                                /s/ R. Forrest Waldon
                                ---------------------
                                R. Forrest Waldon
                                President and Chief Executive Officer


cc:   Parris J. Sanz, Esq.
      Thomas R. Pollock, Esq.
      Winthrop B. Conrad, Jr. Esq.